UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lanvin Group Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G5380J 100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G5380J 100

1	NAMES OF REPORTING PERSONS Primavera Capital Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 15,280,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 15,280,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,280,000 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.82% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G5380J 100

1	NAMES OF REPORTING PERSONS Fred Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 15,280,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 15,280,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,280,000 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.82% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

In connection with the closing of the business combination on December 14, 2022 (the “Business Combination”) contemplated by the Business Combination Agreement, dated as of March 23, 2022 and as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022, by and among Primavera Capital Acquisition

Corporation (“PCAC”), Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited (the “Issuer”), Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited, (i) the Class B ordinary shares, par value $0.0001 per share, of PCAC were cancelled in exchange for the right to receive ordinary shares, par value $0.000001 per share, of the Issuer (the “Ordinary Shares”) on a one-for-one basis and (ii) the warrants to purchase Class A ordinary shares, par value $0.0001 per share, of PCAC, at a price of $11.50 per share, were assumed by the Issuer and converted into warrants to purchase the Ordinary Shares at a price of $11.50 per share on a one-for-one basis.
(2)

Represents (i) 5,000,000 Ordinary Shares of the Issuer held by Primavera Capital Acquisition LLC (the “Sponsor”), and (ii) 10,280,000 Ordinary Shares issuable upon the exercise of 10,280,000 private placement warrants of the Issuer (“Private Placement Warrants”). Each Private Placement Warrant is exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment, beginning on January 13, 2023, which is 30 days after the completion of the Business Combination, and expiring on December 14, 2027 (i.e. five years after the closing date of the Business Combination) at 5:00 p.m., New York City time or earlier upon liquidation. The Sponsor is the record holder of the Ordinary Shares. Fred Hu is the sole manager of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Accordingly, all of the Ordinary Shares held by the Sponsor may be deemed to be beneficially held by Fred Hu. Fred Hu disclaims beneficial ownership of the Ordinary Shares held of record by the Sponsor, except to the extent of any pecuniary interest therein.

(3)

Percentage based on 141,251,070 Ordinary Shares outstanding as of December 14, 2022 (representing 130,971,070 Ordinary Shares issued and outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed with the Securities and Exchange Commission on December 20, 2022, as adjusted for the 10,280,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrants held by the reporting persons).

Item 1(a).	Name of Issuer

Lanvin Group Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons:

Primavera Capital Acquisition LLC (the “Sponsor”)

Fred Hu

Item 2(b).	Address of Principal Business Office, or, if None, Residence

Primavera Capital Acquisition LLC – 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong

Fred Hu – 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong

Item 2(c).	Citizenship

Primavera Capital Acquisition LLC – Cayman Islands

Fred Hu – Hong Kong

Item 2(d).	Title and Class of Securities

Ordinary Shares, par value $0.000001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP No.

G5380J 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n)

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Sponsor beneficially owns 15,280,000 Ordinary Shares, which consist of (i) 5,000,000 Ordinary Shares, and (ii) 10,280,000 Ordinary Shares issuable upon the exercise of 10,280,000 private placement warrants of the Issuer (“Private Placement Warrants”). The Private Placement Warrants are exercisable beginning on January 13, 2023 and expiring on December 14, 2027 at 5:00 p.m., New York City time, subject to earlier liquidation.

The Sponsor owned 11,014,375 Class B ordinary shares of Primavera Capital Acquisition Corporation (“PCAC”) following the consummation of PCAC’s initial public offering in 2021. In connection with the consummation of PCAC’s business combination with the Issuer in 2022 (“Business Combination”), the Sponsor surrendered 6,014,375 Class B ordinary shares to PCAC for nil consideration, which shares were canceled immediately upon the surrender thereof, resulting in 5,000,000 Class B ordinary shares of PCAC held by the Sponsor being subsequently cancelled in exchange for the right to receive 5,000,000 Ordinary Shares.

The Sponsor purchased 10,280,000 private placement warrants of PCAC in a private placement that closed simultaneously with the closing of PCAC’s initial public offering. In connection with the consummation of the Business Combination, each private placement warrant of PCAC outstanding immediately prior to the Business Combination was assumed by the Issuer and converted into a Private Placement Warrant.

Fred Hu is the sole manager of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Accordingly, all of the Ordinary Shares held by the Sponsor may be deemed to be beneficially held by Fred Hu. Fred Hu disclaims beneficial ownership of the Ordinary Shares held of record by the Sponsor, except to the extent of any pecuniary interest therein.

Percentage ownership is based on 141,251,070 Ordinary Shares outstanding as of December 14, 2022 (representing 130,971,070 Ordinary Shares issued and outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed with the Securities and Exchange Commission on December 20, 2022, as adjusted for the 10,280,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrants held by the reporting persons).

Item 4(a).	Amount Beneficially Owned

See responses to Item 9 on each cover page.

Item 4(b).	Percent of Class

See responses to Item 11 on each cover page.

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and classification of members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Primavera Capital Acquisition LLC

By:	/s/ Tong “Max” Chen
Name:	Tong “Max” Chen
Title:	Authorized Signatory

Fred Hu

By:	/s/ Fred Hu
Name:	Fred Hu

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 14, 2023, by Primavera Capital Acquisition LLC and Fred Hu.